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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 13, 2021

Dear Sir, Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated December 15, 2020, regarding the captioned subject. The Board, at their meeting held on January 12-13, 2021 transacted the following items of business:

Financial Results

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and nine months ending December 31, 2020;

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter and nine months ending December 31, 2020;

3. Took on record the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and nine months ending December 31, 2020.

Other matters

4. Approved a definitive agreement to purchase assets and onboard employees of Carter Digital, one of Australia's leading and award-winning experience design agencies. A press release in this regard is enclosed.

5. Based on the recommendations of the Nomination and Remuneration Committee, approved the following stock incentive grants -
   a. Grant of annual Restricted Stock Units (RSUs) having a value of ₹3.25 crore to Salil Parekh, Chief Executive Officer and Managing Director, in accordance with the terms of his appointment as approved by the shareholders. The RSUs are issued under 2015 Stock Incentive Compensation Plan ("the 2015 Plan"). The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of three years and the exercise price of RSUs will be equal to the par value of the shares. Value of each RSU will be the closing trading price of the share on National Stock Exchange as of the grant date.

   b. Grant of annual Restricted Stock Units (RSUs) having a value of ₹1.75 crore to one KMP, in accordance with the terms of his appointment. The RSUs are issued under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of four years and the exercise price of RSUs will be equal to the par value of the shares. Value of each RSU will be the closing trading price of the share on National Stock Exchange as of the grant date.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

c. Grant of 99,750 RSUs to eligible employees under the 2015 Plan. The grant date for these RSUs is February 1, 2021. The RSUs would vest over a period of two to four years and the exercise price of RSUs will be equal to the par value of the shares.

6. Approved the allotment of 1,699 equity shares under the 2015 Plan to eligible employees of the Company pursuant to the exercise of Restricted Stock Units. Consequently, on January 13, 2021, the Issued and Subscribed Share Capital of the Company stands increased to ₹ 21,29,79,47,660/- divided into 4,25,95,89,532 Equity Shares of ₹5/- each.

7. Took note that, on October 11, 2019, the Board of Directors of Infosys had authorized the Company to execute a Business Transfer Agreement (BTA) and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. The Company entered into a BTA to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of ₹171 crore and ₹66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statement. Subsequently, the Board of Skava has approved voluntary winding up of the entity.

8. Approved amendments to the 'Infosys code on fair disclosures and investor relations' effective January 13, 2021.

9. Took on record the retirement of Dr. Punita Kumar – Sinha, Independent Director (DIN 05229262) effective January 13, 2021 (close of business hours) upon completion of her tenure. Her term of appointment was from January 14, 2016 till January 13, 2021. Consequent to her retirement, the composition of the Board and its Committees has been revised and will continue to be in compliance with the requirements of applicable laws.

We are enclosing herewith the financial results, the Infosys code on fair disclosures and investor relations and press release for your information and records. These will also be made available on the Company's website www.infosys.com.

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.01.13 16:04:15 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com